Mail Stop 3561



								July 8, 2005




Paul A. Brooke
Chief Executive Officer
Ithaka Acquisition Corp.
100 South Pointe Drive
23rd Floor
Miami, Florida  33139


RE:	Ithaka Acquisition Corp.
	Registration Statement on Form S-1
      File No. 333-124521
      Amendment No. 1 Filed June 15, 2005

Dear Mr. Brooke:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary
1. We note your response to prior comment 2. The statement that key personnel would only stay following a business combination if they are able to negotiate employment or consulting agreements in connection with such business combination contradicts the statement that none of the officers, directors or stockholders, or their affiliates, will be paid any consulting fee or other similar compensation prior to or in connection with the consummation of a business combination. Please revise the disclosure in the prospectus accordingly.

2. Please revise the discussion on page 4 under "Limited payments to insiders" to discuss the compensation that may be paid to officers, directors, existing stockholders or their affiliates after the business combination through the use of consulting or employment contracts or other means of compensation.

Risk Factors, page 7

3. Please update risk factor four.

4. We note the additional information added to risk factor 6 as a result of our prior comment 9. Consider relocating this information to a separate risk factor addressing the risks associated with acquiring a company outside the United States. Please include a discussion of the difficulties of obtaining and enforcing civil liabilities against foreign persons. See Item 101(g) of Regulation
S-K.

5. Please explain the disclosure in risk factor 8 that key personnel may remain associated with the company following the business combination. Please provide detailed disclosure in the business section regarding this matter. State how this will be determined and whether this will be a term of the business combination agreement. We may have further comment.

Proposed Business, page 23

6. Please provide the basis for management`s belief that "this investment has created numerous emerging companies with substantial funding needs that exceed traditional venture capital capacity and with shareholders vitally interested in paths to liquidity."
Also,
please provide the basis for your belief that you "will find numerous companies with interesting product development portfolios that have outgrown their venture backing but cannot today independently access public-market capital."

Effecting a Business Combination, page 25

7. We partially reissue comment 11 from our letter of June 1, 2005.
We note the response contained in your letter of June 15, 2005 and the expanded disclosure contained in your registration statement; however, please expand your disclosure, if accurate, to affirmatively confirm that no agent or representative of the registrant has taken any measure, direct or indirect, to locate a target business at any time, past or present. Again, please note that we are not seeking simply to determine whether a potential business combination candidate has been "selected" but, rather, are looking for disclosure as to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the registrant or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the registrant. We may have further comment.

Principal Stockholders, page 36

8. Please name the directors and their affiliates or designees that have agreed to purchase warrants in the public marketplace.

9. We note the statement that the individuals named on page 37
"may
be deemed to be our parent or promoter." Please clearly indicate that these individuals are your promoters, if true, and name all promoters.

Description of Securities, page 39

10. We note your response to prior comment 14. Please disclose all
"limited exceptions" that would allow for the release from escrow of the shares held by existing shareholders.

11. We note the agreement by certain shareholders to purchase warrants in the open market following the offering. Please clarify whether they are obligated to purchase any specific amount of warrants following the offering. Indicate, later in the prospectus, the specific information that they will look at in determining to purchase warrants in the open market following the offering.

Financial Statements

12. Your attention is directed to section 210.3-12 of Regulation
S-X
and the possible need for updated financial statements and related disclosures.

13. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Note 2 - Proposed Public Offering, page F-8

14. We note your disclosure regarding the underwriter purchase option on page F-8. Please disclose in the financial statements the material terms of the underwriter`s option, including the consideration to be paid by the underwriter, and the terms of the net exercise feature contained in the option. In addition, please tell us how you intend to account for the underwriter`s purchase option in your financial statements. Explain your basis for the proposed treatment and refer to EITF 00-19 and other authoritative guidance.
As applicable, expand MD&A to discuss the transaction and the likely future effect on your future financial condition and results of operations.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399.




      Sincerely,



John Reynolds
Assistant Director


cc: 	David Alan Miller, Esq. (by facsimile)
      	212-818-8881


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Paul A. Brooke
Ithaka Acquisition Corp.
July 8, 2005
Page 1